Exhibit 99.1

Galmed Announces Acceptance of a Late-Breaking Abstract to be Presented at HEP-DART 2025 Meeting

Late Breaking Abstract titled “Targeting SCD1 enhances activity of standard of care regorafenib in hepatocellular carcinoma: translational rationale for a phase 1/2 study of the combination of Aramchol and regorafenib” to be presented with a poster on December 9 at 3pm (HST).

RAMAT-GAN, Israel, Dec. 8, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, cardiometabolic diseases and GI oncological therapeutics, announced the presentation of a late breaking abstract for its lead drug candidate, Aramchol at HEP-DART 2025 Meeting.

Previously, Galmed announced that Aramchol significantly enhances Bayer’s regorafenib effect in GI cancer models to kill GI tumor cells. SCD1 inhibition augments regorafenib (Stivarga®) activity through ATM-AMPK-autophagy signaling. These findings provide the scientific and translational rationale for the initiation of a Phase 1/2 clinical trial of the combination of standard of care regorafenib with the SCD1 inhibitor Aramchol in HCC and other GI cancers. Once a recommended Phase 2 dose is found, Galmed plans to add a dose expansion cohort that will include Metformin and will evaluate the 3-drugs’ combination efficacy.

“The acceptance of our late-breaking abstract to the HEP-DART prestigious scientific meeting underscores the significance of our data. The research work presented has directly informed VCU Massey Comprehensive Cancer’s decision to initiate an investigator-initiated Phase 1/2 clinical trial of Aramchol and regorafenib in advanced GI cancers, including HCC, with planned enrollment starting in 2026. Positive findings would not only lay the groundwork for subsequent accelerated clinical development of Aramchol in key three GI cancers, but could potentially expand Galmed’s oncology pipeline and create value for investors and stakeholders” said Allen Baharaff, CEO of Galmed Pharmaceuticals.

About HEP-DART

HEP-DART started in 1995 as the “FIRST International Conference on Therapies for Viral Hepatitis.” Since its inception in 1995, HEP-DART has provided a cutting-edge platform for tackling challenges in drug development for viral hepatitis and chronic liver disease. The aim of HEP-DART 2025 is to assemble clinicians, researchers, and physician together to advance our knowledge of the ongoing drug development processes in the treatment of viral hepatitis, fibrosis, Metabolic Dysfunction-Associated Steatohepatitis MASH), and hepatocellular carcinoma (HCC) and to provide the scientific community with an increased understanding of the current and future challenges in therapeutics for liver infection, disease and cancer.

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver diseases, and continue to actively advance Aramchol for the treatment of combination therapy for NASH. We are also seeking to develop Aramchol for certain oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential synergistic effect of Aramchol, Stivarga® and Metformin as a new fixed-dose combination treatment, the expected timing of clinical trials, future clinical development and creating value for investors and stakeholders. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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For further information: investor.relations@galmedpharma.com, +972-3-693-8448